UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP dated October 31, 2016: Dynagas LNG Partners LP enters into new charter arrangements with Gazprom, including a new long term charter for “Clean Energy” and amendments to the existing time charters relating to “Yenisei River” and “Lena River”.

This Report on Form 6-K, except for the commentary of the Partnership’s Chief Executive Officer contained in Exhibit 99.1, is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-200659) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 15, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2016

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

Dynagas LNG Partners LP enters into new charter arrangements with Gazprom, including a new long term charter for “Clean Energy” and amendments to the existing time charters relating to “Yenisei River” and “Lena River”

Monaco – October 31, 2016 –Dynagas LNG Partners LP. (the “Partnership”) (NYSE: “DLNG”), an owner and operator of LNG carriers, today announced the following:

•

The Partnership has entered into a new long term time charter agreement with Gazprom Marketing & Trading Singapore Pte Ltd. for the employment of the 2007 built 150,000 cubic meter steam turbine LNG carrier Clean Energy. The Clean Energy is the Partnership’s only non-ice classed LNG Carrier. The charter is expected to commence in July 2018 and will have a firm duration of about 7 years and 9 months.  The gross contracted revenue from this contract is expected to be approximately $133 million over this period. Following the expiration of the existing time charter to Shell in the second quarter of 2017, Clean Energy will undergo its statutory class five-year special survey and dry-docking and the Partnership will seek to employ it under shorter term employment until the commencement of the new Gazprom time charter.

•

In connection with the employment of Clean Energy, the Partnership has also agreed with Gazprom Global LNG Limited commencing November 1st 2016 to reduce the charter income on both the 2013 built Yenisei River and the Lena River.  Following this amendment, the contracted revenues for the Yenisei River and Lena River as of November 1st, 2016 will be reduced by approximately USD 8.7 million for the Yenisei and USD 9.6 million for the Lena River over their remaining current charter terms which expire earliest in July and September 2018 respectively.

Tony Lauritzen, Chief Executive Officer of the Partnership, commented:

“We are pleased to report these new charter arrangements which result in an improved charter profile for the Partnership and increases the Partnership’s contracted backlog as of November 1st, 2016 to approximately USD 1.6 billion from USD 1.5 billion prior to the conclusion of these new charter arrangements. We have previously communicated that we focus on securing long term employment for our vessels and in particular for the Clean Energy, which is the only vessel in our fleet without ice class notation. We believe that employing this particular vessel as a conventional LNG Carrier as opposed to converting into an FSRU is a low risk and economical solution that benefits our unitholders.”

About Dynagas LNG Partners LP.

Dynagas LNG Partners LP. is a growth-oriented partnership formed by its Sponsor to own, and operate liquefied natural gas (“LNG”) carriers employed on multi-year charters. The current fleet of Dynagas LNG Partners consists of six LNG carriers, each of which has a carrying capacity of approximately 150,000 to 155,000 cbm. The Partnership and its Sponsor perform conventional LNG shipping and specialized LNG shipping in sub-zero and ice bound areas and represents the world’s largest fleet of ice classed LNG carriers.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP

23, Rue Basse, 98000 Monaco

Attention: Michael Gregos

Tel. +37799996445

Email: management@dynagaspartners.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536 New York, NY 10169

Tel. (212) 661-7566

E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters  discussed  in  this  press  release  may  constitute  forward-looking  statements.  The  Private

Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter  rates  and  vessel  values,  changes  in  demand  for  Liquefied  Natural  Gas  (LNG)  shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission  for  a  more  complete  discussion  of  these  and  other  risks  and  uncertainties.  The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.